Filed Pursuant to Rule 433

Dated July 22, 2025

Registration Statement: 333-276832

Pricing Term Sheet

General Electric Company

July 22, 2025

$1,000,000,000 4.300% Notes due 2030

$1,000,000,000 4.900% Notes due 2036

Issuer:	General Electric Company
Trade Date:	July 22, 2025
Settlement Date**:	July 29, 2025 (T+5)
Expected Ratings (Moody’s / S&P)*:	A3 (Positive) / A- (Stable)
Title:	4.300% Notes due 2030	4.900% Notes due 2036
Principal Amount:	$1,000,000,000	$1,000,000,000
Maturity Date:	July 29, 2030	January 29, 2036
Coupon:	4.300%	4.900%
Benchmark Treasury:	UST 3.875% 6/30/2030	UST 4.250% 5/15/2035
Benchmark Treasury Price and Yield:	100-00 / 3.875%	99-11+ / 4.330%
Spread to Benchmark Treasury:	+47 basis points	+62 basis points
Yield to Maturity:	4.345%	4.950%
Price to Public:	99.800% of principal amount	99.594% of principal amount
Interest Payment Dates:	January 29 and July 29	January 29 and July 29
First Interest Payment Date:	January 29, 2026	January 29, 2026
Optional Redemption:

At any time prior to June 29, 2030, make-whole redemption at the Treasury Rate (as defined in the preliminary prospectus supplement) +10 basis points.

On or after June 29, 2030, at par plus accrued and unpaid interest, if any, to, but excluding the redemption date.

At any time prior to October 29, 2035, make-whole redemption at the Treasury Rate (as defined in the preliminary prospectus supplement) +10 basis points.

On or after October 29, 2035, at par plus accrued and unpaid interest, if any, to, but excluding the redemption date.

CUSIP / ISIN:	369604BZ5 / US369604BZ56	369604CA9 / US369604CA96

Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc.

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. Loop Capital Markets LLC Mischler Financial Group, Inc. PNC Capital Markets LLC UniCredit Capital Markets LLC
Co-Managers:	Drexel Hamilton, LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

** The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, investors who wish to trade the notes prior to the date that is one business day preceding the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriters participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.